Exhibit 4.14
GREAT LAKES POWER LIMITED
- and -
GREAT LAKES POWER TRANSMISSION LP

ASSET PURCHASE AGREEMENT

December 11, 2007

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		1
1.1	Definitions	1
1.2	Schedules	5
1.3	Headings and Table of Contents	5
1.4	Gender and Number	5
1.5	Currency	5
1.6	Generally Accepted Accounting Principles	5
1.7	Invalidity of Provisions	5
1.8	Entire Agreement	5
1.9	Waiver, Amendment	6
1.10	Governing Law	6
ARTICLE 2
PURCHASED ASSETS		6
2.1	Agreement to Purchase and Sell Purchased Assets	6
2.2	Excluded Assets	6
2.3	Service Contracts	7
2.4	Assumption of Liabilities By the Purchaser	7
2.5	As is, Where is	7
ARTICLE 3
PURCHASE PRICE AND RELATED MATTERS		7
3.1	Purchase Price	7
3.2	Payment of the Purchase Price	7
3.3	Adjustments to Purchase Price	8
3.4	Estimated Purchase Price	8
3.5	Closing Date Audited Balance Sheet Statement	8
3.6	Determination of Purchase Price and Adjustment of Amount Paid on Closing Date	8
3.7	Allocation of Purchase Price for Tax Purposes	8
ARTICLE 4
REPRESENTATIONS AND WARRANTIES		9
4.1	By the Vendor	9
4.2	By the Purchaser	10
4.3	Survival of Covenants, Representations and Warranties	10
ARTICLE 5
CONDITIONS		10
5.1	Conditions for the Benefit of the Purchaser	10

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5.2	Conditions for the Benefit of the Vendor	11
ARTICLE 6
ADDITIONAL AGREEMENTS OF THE PARTIES		12
6.1	Negative Covenant	12
6.2	Insurance	12
6.3	Obtaining of Consents and Approvals	12
6.4	Planning Act	12
6.5	Bulk Sales Act	12
6.6	Access of the Vendor to Records	12
6.7	Accounts Receivable	12
6.8	Employees	13
6.9	Cooperation	13
ARTICLE 7
INDEMNIFICATION		13
7.1	Indemnification by the Vendor	13
7.2	Maximum Liability of Vendor	13
7.3	Indemnification by the Purchaser	13
ARTICLE 8
CLOSING		14
8.1	Location and Time of the Closing	14
8.2	Deliveries by Vendor and Purchaser at the Closing	14
8.3	Deliveries by Purchaser at the Closing	15
8.4	Delivery of Books and Records	15
ARTICLE 9
GENERAL MATTERS		15
9.1	Risk of Loss	15
9.2	Expenses	15
9.3	Transfer and Sales Taxes	15
9.4	Goods and Services Tax	15
9.5	Assignment	16
9.6	Notices	16
9.7	Time of Essence	16
9.8	Further Assurances	16
9.9	Counterparts	16

ASSET PURCHASE AGREEMENT
THIS AGREEMENT is made as of the 11th day of December, 2007,
B E T W E E N:
GREAT LAKES POWER LIMITED
(the “Vendor”)
- and -
GREAT LAKES POWER TRANSMISSION LP
(the “Purchaser”)
RECITALS:
A.	The Vendor carries on the business of transmitting electric power and all matters incidental and/or ancillary thereto in the Algoma District of Ontario (the “Business”).

B.	The Vendor wishes to sell, and the Purchaser wishes to purchase, all of the assets owned, leased, licensed or used by the Vendor in connection with the Business on and subject to the terms and conditions of this Agreement.
     NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION

1.1	Definitions
                        In this Agreement,
1.1.1 “Affiliate” has the meaning attributed to such term in the Business Corporations Act (Ontario), as the same may be amended from time to time and any successor legislation thereto, with the exception that for the purposes of this Agreement, references in that act to “body corporate” and subsidiary will also be deemed to include partnerships, wherever and however formed and the definitions of such terms will be construed mutatis mutandis;
1.1.2 “Agreement” means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement and unless otherwise indicated, references to Articles and sections are to Articles and sections in this agreement;
1.1.3 “Assignment of Contracts” means, collectively, one or more assignments of the contracts forming part of the Purchased Assets, including assignments of all interconnection agreements relating to the Business to which the Vendor is a party and assignments of all Service Contracts (which Service Contracts will continue to be held and administered by the Vendor for the benefit of the Purchaser in accordance with Section 2.3);
1.1.4 “Assumed Indebtedness” means all indebtedness, covenants, obligations and liabilities of the Vendor under (i) a deed of trust to be entered into between the Vendor and CIBC Mellon Trust Company,

pursuant to which the Vendor will issue senior bonds in an aggregate principal amount equal to $120,000,000, and (ii) all other agreements, certificates and instruments evidencing, securing or otherwise relating to such deed of trust and/or bonds;
1.1.5 “Assumed Liabilities” means all indebtedness, covenants, obligations and liabilities of the Vendor relating to or arising in connection with the Business or the Purchased Assets, whether contingent or otherwise and whether existing or arising before or after the date hereof, including the litigation described in Schedule 4.1.5 but excluding any liabilities, claims or damages for which the Vendor has the right to seek indemnification or reimbursement pursuant to a valid insurance policy;
1.1.6 “Business” has the meaning attributed to such term in recital A;
1.1.7 “Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario;
1.1.8 “Charge” means any security interest, lien, charge, pledge, encumbrance, mortgage, adverse claim or title retention agreement of any nature or kind;
1.1.9 “Closing” means the completion of the sale and purchase of the Purchased Assets pursuant to this Agreement at the Time of Closing;
1.1.10 “Closing Date” means January 30, 2008 or such earlier or later date as may be agreed upon in writing by the parties;
1.1.11 “Closing Date Audited Balance Sheet” has the meaning attributed to such term in section 3.5;
1.1.12 “Closing Documents” has the meaning attributed to such term in section 8.2;
1.1.13 “Estimated Purchase Price” has the meaning attributed to such term in section 3.4;
1.1.14 “Excluded Assets” has the meaning attributed to such term in section 2.2;
1.1.15 “General Conveyance, Assignment and Assumption Agreement” means an agreement pursuant to which the Vendor transfers and conveys to the Purchaser the Purchased Assets and the Purchaser assumes all Assumed Liabilities and Assumed Indebtedness;
1.1.16 “Governmental Charges” means all taxes, levies, assessments, reassessments and other charges together with all related penalties, interest and fines, payable on or before the date hereof to any domestic or foreign government (federal, provincial, municipal or otherwise) or to any regulatory authority, agency, commission or board of any domestic or foreign government, or imposed by any court or any other law, regulation or rulemaking entity having jurisdiction in the relevant circumstances;
1.1.17 “GST” means the goods and services tax imposed under the GST Legislation;
1.1.18 “GST Legislation” means Part IX of the Excise Tax Act (Canada);
1.1.19 “Improvements” means, collectively, all buildings, fixed machinery, plant, equipment, apparatus and fittings, fixtures, sub-stations and other improvements;
1.1.20 “Intellectual Property” means trade marks and trade mark applications, trade names, certification marks, patents and patent applications, copyrights, know-how, formulae, processes, inventions, technical expertise, research data, trade secrets, industrial designs, intellectual property (including software) and other similar property related to or used primarily in connection with the Business or Purchased Assets, and all registrations and applications for registration thereof, and includes computer software;

1.1.21 “Lands” means the real property described in Schedule 1.1.21;
1.1.22 “Litigation Rights” means all causes of action, rights, claims and Proceedings of the Vendor relating to or arising in respect of the Business, whether relating to the period prior to or after the Closing Date, including, without limitation, the rights of the Vendor under the proceedings and matters described in Schedule 4.1.5;
1.1.23 “Nominee” means a company to be incorporated by the Vendor solely for the purposes of holding title to certain Real Estate Assets for the benefit of the Vendor pursuant to the Nominee Agreement;
1.1.24 “Nominee Agreement” means a nominee and agency agreement to be entered into between the Vendor and the Nominee pursuant to which the Nominee will agree to hold title to any Real Estate Assets registered in its name as nominee and bare trustee for the Vendor;
1.1.25 “Operation, Maintenance and Administration Agreement” means an agreement between the Vendor and the Purchaser pursuant to which the Vendor agrees to provide all services required by the Purchaser in connection with its ownership, operation and maintenance of the Business and the Purchased Assets;
1.1.26 “Permits” means all permits, licenses, approvals, consents, authorizations, registrations, certificates, wire crossing agreements, or franchises which are used by the Vendor to carry on the Business as presently conducted by it;
1.1.27 “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
1.1.28 “Proceedings” has the meaning attributed to such term in section 4.1.5;
1.1.29 “Property Rights” means all easements, leases, licenses, rights of occupation and/or use, and other rights relating to or creating interests in land, in each case that is used by the Vendor primarily in connection with the Business;
1.1.30 “Purchase Price” has the meaning attributed to such term in section 3.1;
1.1.31 “Purchased Assets” means, collectively, all assets, property, contracts, permits, rights, licenses, franchises and undertaking of the Vendor, whether real, personal or mixed, tangible or intangible, of every kind and description wherever located, that are owned, leased or licensed by the Vendor and are primarily related to or used in respect of the Business, excluding the Excluded Assets, but including, without limitation, all right, title and interest of the Vendor in and to the following:
(a)	the power transmission system operated by the Vendor as at the date hereof, including the approximately 151 circuit km of 230 kV line, 564 circuit km of 155 kV line and 11 circuit km of 44 kV line, all transmission stations, sub-stations, lines, poles, wires, equipment, machinery, transformers, motor vehicles, computer hardware and property used primarily in connection with the Business;

(b)	all interconnection lines and facilities linking the Vendor’s transmission facilities to its customers and the Ontario power grid;

(c)	all Real Estate Assets;

(d)	all of the issued and outstanding shares of 1228185 Ontario Limited and the Nominee and all rights of the Vendor under the Nominee Agreement;

(e)	all Improvements used primarily in connection with the Business and located on the Real Estate Assets;

(f)	all warranties, claims, bonds, contracts, agreements and other legally binding instruments relating to or which have been entered into by the Vendor in respect of the Business, including all regulatory agreements and documentation, including all rights, benefits, warranties and claims under or in respect of the Service Contracts to the extent the same relate to the Business;

(g)	the Litigation Rights, Permits and Intellectual Property;

(h)	all trade accounts receivable and all trade debts due or accruing due to the Vendor in respect of the Business or the Purchased Assets, and the full benefit of all guarantees, security and indemnities related thereto;

(i)	all cash, deposits, marketable securities, prepaid expenses, security, materials, supplies, inventories, work in process, raw materials, spare parts and other similar property related to the Business;

(j)	all rights, benefits, entitlements, materials, correspondence, filings, economic forecasts, budgets, technical drawings plans, research, work, reports, studies, applications, documentation and material related to the Business or the Purchased Assets;

(k)	all business and financial records and systems (whether or not recorded on computer), including all accounting systems, customer lists and lists of suppliers, all surveys, drawings, site plans, plans and specifications relating to the Business or Purchased Assets, and all operating manuals and/or plans, engineering standards and specifications and other information used or required to effectively conduct the Business or operate the Purchased Assets or any of them; and

(l)	all goodwill related to the Business;
1.1.32 “Purchaser” means Great Lakes Power Transmission LP, and its successors and permitted assigns;
1.1.33 “Real Estate Assets” means, collectively, all Lands and all Property Rights;
1.1.34 “Reciprocal Co-Operation Agreement” means an agreement between the Vendor and the Purchaser pursuant to which each agrees, among other things, to provide to the other such future access, services, easements, leases, rights or co-operation as the other may reasonably require in order to ensure the efficient and continuous use, ownership, operation, repair, improvement and maintenance of the Vendor’s generation and distribution businesses and the Purchaser’s Business;
1.1.35 “Service Contracts” means all services and advisory contracts to which the Vendor is a party in respect of the Business, provided that if any such services or advisory contract relates to the Business and any other business or undertaking of the Vendor, only the portion that relates to the Business will constitute a Service Contract for purposes of this Agreement;
1.1.36 “Time of Closing” means 10:00 a.m., Toronto time, on the Closing Date or such other time on the Closing Date as may be agreed upon in writing by the parties;
1.1.37 “Vendor” means Great Lakes Power Limited, and its successors and permitted assigns; and

1.1.38 “Working Capital” as means the current assets of the Vendor minus the current liabilities of the Vendor as disclosed on the financial statements of the Vendor for the Business prepared as at the Closing Date in the accordance with generally accepted accounting principles and in a manner consistent with the Vendor’s annual audited financial statements prepared for the Business for the period ending on December 31, 2006.

1.2	Schedules
                        The following are the schedules attached to this Agreement:
                        Schedule 1.1.21 — Lands
                        Schedule 4.1.5 — Litigation and Other Proceedings

1.3	Headings and Table of Contents
                      The inclusion of headings and a table of contents in this Agreement is for convenience of reference only and will not affect the construction or interpretation hereof.

1.4	Gender and Number
                      In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.5	Currency
                      Except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in Canadian currency.

1.6	Generally Accepted Accounting Principles
                      In this Agreement, except to the extent otherwise expressly provided, references to “generally accepted accounting principles” mean, for all principles stated in the Handbook of the Canadian Institute of Chartered Accountants, such principles so stated.

1.7	Invalidity of Provisions
                      Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.8	Entire Agreement
                      This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement thereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.9	Waiver, Amendment
                      Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.10	Governing Law
                      This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
ARTICLE 2
PURCHASED ASSETS

2.1	Agreement to Purchase and Sell Purchased Assets
                      Subject to the terms of this Agreement, the Vendor will sell, and the Purchaser will purchase, the Purchased Assets.

2.2	Excluded Assets
                      The Purchased Assets will not include, subject to 6.2 hereof, the following assets (collectively, the “Excluded Assets”):
2.2.1 all rights, property, assets and undertakings owned, leased, licensed, operated or used by the Vendor in respect of its Sackville control centre located in Sault Ste Marie, Ontario and all matters incidental and/or ancillary thereto;
2.2.2 any interest of the Vendor under any insurance policies, including any cash surrender value thereof;
2.2.3 any easements, licenses, Permits, contracts, agreements and other rights related primarily to the Business or the Purchased Assets that by their terms are not assignable or transferable and in respect of which consent to the assignment or transfer to the Purchaser has not been obtained as at the Closing; each of which will, after Closing, continue to be held by the Vendor in trust for the benefit of the Purchaser to transfer and assign the same as the Purchaser may from time to time direct;
2.2.4 debts due to the Vendor from any Affiliate, shareholder, director, officer or employee of the Vendor, other than accounts receivable incurred in the ordinary course of business;
2.2.5 any refundable taxes previously paid by the Vendor (including any taxes paid under the GST Legislation) and any claim or right of the Vendor to any refund of taxes; and
2.2.6 for greater certainty, all rights, property, assets and undertaking owned, leased, licensed, operated or used by the Vendor primarily in connection with its hydro electric generating facilities and the sale of electricity therefrom, the distribution of electricity and all matters incidental and/or ancillary thereto.

2.3	Service Contracts
                      The parties agree that the Vendor will, on Closing, assign the benefit of all Service Contracts to the Purchaser except that where any such Service Contract is not assignable or transferable and consent to the assignment or transfer to the Purchaser has not been obtained as at the Closing, the Vendor will continue to hold each such Service Contract in trust for the benefit of the Purchaser, to transfer and assign the same as the Purchaser may from time to time direct.
                      In all cases, the Vendor will continue to be the party to each Service Contract as agent for and on behalf of the Purchaser, and will administer and perform the services required to be performed by the Vendor under the Service Contracts in respect of the Business for the benefit of the Purchaser, and the Purchaser will be responsible for all costs, liabilities and expenses incurred by the Vendor under or in respect of such Service Contracts.

2.4	Assumption of Liabilities By the Purchaser
                      The Purchaser will, on the Closing Date, assume the Assumed Indebtedness and Assumed Liabilities.

2.5	As is, Where is
                      The Purchaser acknowledges that the Vendor is selling the Purchased Assets on an “as is, where is” basis as they will exist on the Closing Date. The Purchaser further acknowledges that it will conduct such inspections of the condition of and title to the Purchased Assets as it deems appropriate and that it will satisfy itself with regard to these matters. No representation, warranty or condition is expressed or can be implied as to title, encumbrances, description, fitness and purpose, merchantability, condition, assignability, collectability, quantity, outstanding amount, value or quality or in respect of any other matter or thing whatsoever concerning the Purchased Assets or the right of the Vendor to sell same, save and except as expressly represented or warranted in this Agreement. Without limiting the generality of the foregoing, any and all conditions, warranties or representations expressed or implied pursuant to the Sale of Goods Act (Ontario) or similar legislation in any other jurisdiction do not apply hereto and have been waived by the Purchaser.
ARTICLE 3
PURCHASE PRICE AND RELATED MATTERS

3.1	Purchase Price
                      Subject to the adjustments provided in section 3.3, the purchase price payable to the Vendor for the Purchased Assets (the “Purchase Price”) will be equal to $210,400,000.

3.2	Payment of the Purchase Price
                      The Purchase Price will be paid by the Purchaser as follows:
3.2.1 as to an amount equal to the aggregate of the amounts outstanding under the Assumed Indebtedness as the Closing Date, by way of assumption thereof as contemplated in section 2.3; and
3.2.2 as to the balance of the Purchase Price, by electronic transfer of funds to the Vendor or as it may direct.

3.3	Adjustments to Purchase Price
                      The parties acknowledge that the Purchase Price was determined by the parties on the basis that the Working Capital of the Business will be $2,900,000 as at the Closing Date. The Purchase Price will be adjusted to reflect the actual Working Capital as at the Closing Date. Accordingly, the Purchase Price will be reduced by an amount by which the actual Working Capital is less than $2,900,000, or increased by an amount by which the Working Capital exceeds $2,900,000.

3.4	Estimated Purchase Price
                      The parties acknowledge that it is not possible to conclusively determine the Working Capital until the Closing Date Audited Balance Sheet is available. Accordingly, the parties agree that, at the Closing, the Purchaser will pay to the Vendor an amount which represents a reasonable estimate of the Purchase Price, determined in accordance with the provisions of this section 3.4 (the “Estimated Purchase Price”) less the amounts outstanding under the Assumed Indebtedness as at the Closing Date, plus GST (if any) payable on the Estimated Purchase Price.
                      Note less than one Business Day before the Closing Date, the Vendor will deliver to the Purchaser a balance sheet of the Business as at the Closing Date which reflects a good faith estimate by the Vendor of the Working Capital.

3.5	Closing Date Audited Balance Sheet Statement
                      Not later than ninety (90) days after the Closing Date, the Purchaser will cause a balance sheet of the Business as at the Closing Date to be prepared and delivered to the Vendor, which balance sheet will be prepared in a manner consistent with that prepared by the Vendor as at the Closing Date and which will be audited by the Purchaser’s auditors (the “Closing Date Audited Balance Sheet”).
                      If the Vendor notifies the Purchaser that it agrees with the Closing Date Audited Balance Sheet within 21 days after receipt thereof or fails to deliver notice to the Purchaser of its disagreement therewith within such 21 day period, the Closing Date Audited Balance Sheet will be conclusive and binding on the Purchaser and the Vendor and the parties will be deemed to have agreed thereto, in the first case, on the date the Purchaser receives the notice and, in the second case, on such 21st day. If the Vendor notifies the Purchaser of its disagreement with the Closing Date Audited Balance Sheet within such 21 day period, then the Purchaser and the Vendor will attempt, in good faith, to resolve their differences with respect thereto within 15 days after the Purchaser’s receipt of the Vendor’s notice of disagreement. Any disagreement over the Closing Date Audited Balance Sheet that is not resolved by the Purchaser and the Vendor within such 15 day period will be submitted to arbitration in accordance with the provisions of the Arbitration Act, 1991 (Ontario) unless otherwise agreed by the parties.

3.6	Determination of Purchase Price and Adjustment of Amount Paid on Closing Date
                      On the second Business Day following the date on which the parties agree to the Closing Date Audited Balance Sheet, the Purchase Price will be finally determined in accordance with section 3.3 and either (i) the Purchaser will pay to the Vendor any amount by which the final Purchase Price exceeds the Estimated Purchase Price, or (ii) the Vendor will refund to the Purchaser any amount by which the Estimated Purchase Price exceeds such final Purchase Price.

3.7	Allocation of Purchase Price for Tax Purposes
                      The Purchaser and the Vendor, in filing their respective tax returns, will use such allocations of the Purchase Price as they may agree to prior to Closing.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	By the Vendor
                      The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Assets:
4.1.1 Incorporation and Status of the Vendor. The Vendor is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.
4.1.2 Corporate Power of the Vendor and Due Authorization. The Vendor has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. Each of this Agreement and each of the agreements, contracts and instruments required by this Agreement to be delivered by the Vendor at the Closing has been duly authorized. This Agreement has been duly executed and delivered by the Vendor and is a valid and binding obligation of the Vendor, enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. At the Time of Closing, the Closing Documents to which the Vendor is a party will be duly executed and delivered by the Vendor and will be valid and binding obligations of the Vendor, enforceable in accordance with their respective terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.
4.1.3 No Rights to Acquire Purchased Assets. To the Vendor’s knowledge, there are no agreements, options or other rights pursuant to which the Vendor is, or may become, obligated to sell any of the Purchased Assets.
4.1.4 Right to Sell, and Title to, Purchased Assets. The Vendor is the absolute beneficial owner of the Real Estate Assets and is the absolute owner of all other Purchased Assets, in each case, to the Vendor’s knowledge, free of all Charges other than Charges securing the Assumed Indebtedness and Charges that would not materially adversely affect the ability of the Purchaser to operate the Business or the Purchased Assets as a whole.
4.1.5 Litigation and Other Proceedings. To the Vendor’s knowledge, the only court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively “Proceedings”) against or involving the Vendor in respect of the Business or the Purchased Assets is described in Schedule 4.1.5.
4.1.6 Vendor Resident of Canada. The Vendor is not a non-resident of Canada under the Income Tax Act (Canada).
4.1.7 Goods and Services Tax. The Vendor is registered for purposes of the GST Legislation. Following completion of this Agreement, the Purchaser will have ownership, possession or use of all or substantially all of the property that can reasonably be regarded as being necessary for the Purchaser to be able to carry on the Business.
4.1.8 Tax, etc. Matters. Except as set out in Schedule 4.1.5, to the best of the Vendor’s knowledge, after appropriate inquiries and investigations, there are no Proceedings either in progress, pending or threatened in connection with any Governmental Charges in respect of the Business or the Purchased Assets. The Vendor has withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any Governmental Charges.
4.1.9 Sufficiency of Asset. The Purchased Assets are sufficient to carry on the Business as currently conducted.

4.2	By the Purchaser
                      The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations and warranties in connection with its sale of the Purchased Assets:
4.2.1 Creation and Status of the Purchaser. The Purchaser is duly organized and validly existing under the laws of its jurisdiction of creation. The Purchaser is registered for purposes of the GST Legislation.
4.2.2 Corporate Power of the Purchaser and Due Authorization. The Purchaser has the power and capacity to enter into, and to perform its obligations under, this Agreement. Each of this Agreement and each of the agreements, contracts and instruments required by this Agreement to be delivered by the Purchaser at the Closing has been duly authorized by the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and is a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. At the Time of Closing, the Closing Documents to which the Purchaser is a party will be duly executed and delivered and will be valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

4.3	Survival of Covenants, Representations and Warranties
                      To the extent that they have not been fully performed at or prior to the Time of Closing, the covenants, representations and warranties contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement will survive the Closing and will continue for 18 months.
ARTICLE 5
CONDITIONS

5.1	Conditions for the Benefit of the Purchaser
                      The obligation of the Purchaser to complete the purchase of the Purchased Assets pursuant to this Agreement is subject to the satisfaction of, or compliance with, at or prior to the Time of Closing, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of the Purchaser):
5.1.1 Accuracy of Representations of Vendor and Compliance with Covenants. The representations and warranties of the Vendor made in or pursuant to this Agreement will be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of the Time of Closing; the covenants contained in this Agreement to be performed by the Vendor at or prior to the Time of Closing will have been performed in all material respects; and the Vendor will not be in breach of any agreement on its part contained in this Agreement.
5.1.2 Closing Documents and Proceedings. The Purchaser will have received the Closing Documents required to be delivered by the Vendor in form and substance satisfactory to it, acting reasonably.
5.1.3 No Action to Restrain. No action or proceeding will be pending or threatened by any Person to restrain or prohibit:
5.1.3.1 the purchase and sale of the Purchased Assets hereunder; or
5.1.3.2 the Vendor from carrying on the Business as such Business is being carried on at the date hereof.
5.1.4 Consents and Approvals . The following consents and approvals will have been obtained, in form and substance satisfactory to the Purchaser:

5.1.4.1 the Ontario Energy Board having approved the purchase and sale of Purchased Assets as contemplated by this Agreement;
5.1.4.2 the Purchaser having acquired all material licenses that it requires in order to own and operate the Purchased Assets and the Business; and
5.1.4.3 all required consents having been obtained and documentation entered into, on terms and conditions satisfactory to the Purchaser, with respect to the assumption by the Purchaser of the Assumed Indebtedness.
5.1.5 Title to Real Estate Assets. Title to the Real Estate Assets being held by the Nominee or the Vendor being free of all Charges other than Charges securing the Assumed Indebtedness and Charges that would not materially adversely affect the ability of the Purchaser to operate the Business or the Purchased Assets as a whole.
                      If any of the conditions contained in this section 5.1 will not be fulfilled or performed at or prior to the Time of Closing to the satisfaction of the Purchaser (acting reasonably), the Purchaser may, by notice to the Vendor, terminate this Agreement and the obligations of the Vendor and the Purchaser under this Agreement. Any condition may be waived in whole or in part by the Vendor without prejudice to any claims it may have for breach of covenant, representation or warranty.

5.2	Conditions for the Benefit of the Vendor
                      The obligation of the Vendor to complete the sale of the Purchased Assets hereunder is subject to the satisfaction of, or compliance with, at or before the Time of Closing, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of the Vendor):
5.2.1 Accuracy of Representations of Purchaser and Compliance with Covenants. The representations and warranties of the Purchaser made in or pursuant to this Agreement will be true and correct at the Time of Closing with the same force as if made at and as of the Time of Closing; the covenants contained in this Agreement to be performed by the Purchaser at or prior to the Time of Closing will have been performed; the Purchaser will not be in breach of any agreement on its part contained in this Agreement; and the Vendor will have received a certificate confirming the foregoing, signed for and on behalf of the Purchaser by senior officers or directors of the Purchaser or other persons acceptable to the Vendor in form and substance satisfactory to the Vendor and the Vendor’s Counsel.
5.2.2 Closing Documents and Proceedings. The Vendor will have received the Closing Documents required to be delivered by the Purchaser in form and substance satisfactory to it, acting reasonably; and
5.2.3 No Action to Restrain. No action or proceeding will be pending or threatened by any Person to restrain or prohibit:
5.2.3.1 the purchase and sale of the Purchased Assets hereunder; or
5.2.3.2 the Vendor from carrying on the Business as such Business is being carried on at the date hereof.
                      If any of the conditions contained in this section 5.2 will not be fulfilled or performed at or prior to the Time of Closing to the satisfaction of the Vendor (acting reasonably), the Vendor may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendor and the Purchaser under this Agreement. Any condition may be waived in whole or in part by the Vendor without prejudice to any claims it may have for breach of covenant, representation or warranty.

ARTICLE 6
ADDITIONAL AGREEMENTS OF THE PARTIES

6.1	Negative Covenant
                      Except as expressly provided in this Agreement or except with the prior written consent of the Purchaser, prior to the Time of Closing the Vendor will not transfer, lease, license, sell or otherwise dispose of any of the Purchased Assets other than in the ordinary course of the Business, consistent with past practice.

6.2	Insurance
                      Until the Time of Closing, the Vendor will maintain in full force all policies and contracts of insurance which are now in effect (or renewals thereof) and under which it or any of the Purchased Assets are insured.

6.3	Obtaining of Consents and Approvals
                      The Vendor will use reasonable efforts to deliver, at or prior to the Time of Closing, the consents and approvals referred to in section 5.1.4 and the easements, sublicenses and subleases referred to in section 8.2.7. If, notwithstanding such efforts, the Vendor is unable to obtain any of such consents and approvals or grant any such easements, sublicenses or subleases, the Vendor will not be liable to the Purchaser for any breach of covenant but will continue after the Closing to use reasonable efforts as requested by the Purchaser from time to time in order to attempt to obtain any such consent or approval.

6.4	Planning Act
                      This Agreement will be effective to create an interest in the Real Estate Assets only if the subdivision control provisions of the Planning Act (Ontario) or any successor or similar legislation is complied with by the Vendor on or before the Closing and the Vendor will proceed diligently at its own expense to obtain any necessary consent on or before the Closing. If requested by the Purchaser, the Vendor will ensure that any deed or transfer of Real Property to be delivered on the Closing will contain the statements contemplated by section 50(22) of the Planning Act (Ontario).

6.5	Bulk Sales Act
                      The Purchaser agrees that it will not require the Vendor to comply with the requirements of the Bulk Sales Act (Ontario). The Vendor agrees to indemnify and save harmless the Purchaser from and against all losses which the Purchaser may suffer or incur as a result of or arising out of such non-compliance. This section 6.5 will not merge on, but will survive Closing.

6.6	Access of the Vendor to Records
                      The Vendor will have access to, and the right to copy, at its expense, for bona fide business purposes and during usual business hours, upon reasonable prior notice to the Purchaser, all books and records relating to the Business and the Purchased Assets which are transferred and conveyed to the Purchaser pursuant to this Agreement. The Purchaser will retain and preserve all such books and records for at least a six (6) year period.

6.7	Accounts Receivable
                      The Vendor agrees that the Purchaser will have the right after the Closing to endorse in its name all payments received by the Purchaser in respect of any of the trade accounts receivable and trade debts due in respect of the Business, and to deposit the same into the Purchaser’s bank accounts. The Vendor will deliver at the Closing such resolutions or other documents as the Purchaser may reasonably request in order to permit the implementation of the provisions of this section.

6.8	Employees
                      The Purchaser will not be required to offer employment to any employees of the Vendor either before or after Closing.

6.9	Cooperation
                      The parties will cooperate fully in good faith with each other and their respective legal advisers, accountants and other representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement.
ARTICLE 7
INDEMNIFICATION

7.1	Indemnification by the Vendor
                      The Vendor will indemnify and save the Purchaser harmless for and from:
7.1.1 all losses, costs and damages suffered by the Purchaser as a result of any breach of representation, warranty or covenant on the part of the Vendor contained in this Agreement or in any certificate, document or instrument delivered to the Purchaser hereunder;
7.1.2 all losses, costs and damages suffered by the Purchaser as a result of the failure of the Vendor to perform any of its obligations relating to or in respect of any Excluded Assets; and
7.1.3 all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

7.2	Maximum Liability of Vendor
                      Notwithstanding anything to the contrary in this Agreement, the Purchaser acknowledges and agrees that the aggregate liability of the Vendor in respect of any claim for breach of any representation, warranty or covenant made by the Vendor in this Agreement or in any certificate, document or instrument delivered by the Vendor hereunder, or any claim for indemnity made pursuant to Section 7.1, will be limited to an amount equal to the Purchase Price.

7.3	Indemnification by the Purchaser
                      The Purchaser will indemnify and save the Vendor harmless for and from:
7.3.1 all losses, costs and damages suffered by the Vendor as a result of any breach of representation, warranty or covenant on the part of the Purchaser contained in this Agreement or in any certificate, document or instrument delivered to the Vendor hereunder;
7.3.2 all losses, costs and damages suffered by the Vendor as a result of the failure of the Purchaser to perform any of its obligations relating to or in respect of the Assumed Indebtedness and Assumed Liabilities or arising out of action or inaction of the Purchaser; and
7.3.3 all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

ARTICLE 8
CLOSING

8.1	Location and Time of the Closing
                      The Closing will take place at the Time of Closing on the Closing Date at the offices of Purchaser’s Counsel.

8.2	Deliveries by Vendor and Purchaser at the Closing
                      At the Time of Closing, the Vendor will prepare (or cause to be prepared) and the Vendor and the Purchaser will execute (or cause to be executed) and deliver (or cause to be delivered) to the other the following items, in each case on terms and conditions satisfactory to both parties hereto, (collectively, the “Closing Documents”):
8.2.1 Registrable transfer/deeds of land and assignments in respect of all Lands and Property Rights together with acknowledgements and directions authorizing the electronic registration of the transfers and assignments;
8.2.2 Direction by the Vendor to the Nominee to hold legal interest in the Real Estate Assets as agent and bare nominee for the Purchaser;
8.2.3 the General Conveyance, Assignment and Assumption Agreement;
8.2.4 the Assignment and Assumption Agreement;
8.2.5 the Reciprocal Co-Operation Agreement;
8.2.6 the Operation, Maintenance and Administration Agreement;
8.2.7 to the extent required for the continuous operation of the Business after Closing, and to the extent that all necessary consents have been obtained, such sublicenses, subleases, easements and other rights as the parties may agree to over the lands owned, leased or licensed by the Vendor for the purposes of placing, maintaining and operating the Improvements related to the Business on such lands, and all necessary subordinations and postponements from the Vendor’s existing mortgagees with respect to such easements;
8.2.8 transfer by the Vendor to the Purchaser of all of the issued and outstanding shares of 1228185 Ontario Limited and the Nominee, and delivery by the Vendor to the Purchaser of original share certificates representing all such issued and outstanding shares;
8.2.9 a certificate by the Vendor to the effect that it is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);
8.2.10 a certificate by the Purchaser to the effect that it is a registrant under the GST Legislation and an indemnity with respect to GST liability;
8.2.11 all assumptions, acknowledgements, agreements, opinions, certificates and other documentation required by the lenders under the Assumed Indebtedness to evidence the assumption by the Purchaser of the Vendor’s obligations under the Assumed Indebtedness and all indentures, agreements, debentures, security agreements and other agreements evidencing, security or relating to the Assumed Indebtedness, and the continuation of the security created pursuant thereto against the Purchased Assets; and
8.2.12 all other deeds, documents of title, conveyances, bills of sale, transfers, assignments, indentures, instruments, assignments, assumption agreements, consents and other documents as the Purchaser may reasonably require in order to effect the assignment, transfer and sale of the Purchased Assets to the Purchaser and the assumption by the Purchaser of the Assumed Liabilities.

8.3	Deliveries by Purchaser at the Closing
                      At the Time of Closing, in addition to delivering those Closing Documents to which it is required to be a party, the Purchaser will pay the balance of the Estimated Purchase Price in accordance with section 3.4.

8.4	Delivery of Books and Records
                      At the Time of Closing, the Vendor will deliver to the Purchaser all books, records, lists of suppliers and customers and other documents, files and data relating to the Business, all of which will become the property of the Purchaser.
ARTICLE 9
GENERAL MATTERS

9.1	Risk of Loss
                      The Purchased Assets will be and remain at the risk of the Purchaser from and after the date of this Agreement. If, prior to the Time of Closing, all or any material part of the Purchased Assets are destroyed or damaged by fire or any other casualty or will be expropriated, the Purchaser will complete the purchase without reduction of the Purchase Price and all proceeds of insurance or compensation for expropriation will be payable to the Purchaser and all right and claim of the Vendor to any such amounts not paid by the Time of Closing will be assigned by the Vendor to the Purchaser.

9.2	Expenses
                      Each of the Vendor and the Purchaser will be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the transaction contemplated hereby.

9.3	Transfer and Sales Taxes
                      The Purchaser will pay all land transfer taxes, federal and provincial sales taxes and all other taxes or other like charges payable upon or in connection with the sale, assignment or transfer of the Purchased Assets by the Vendor to the Purchaser.

9.4	Goods and Services Tax
                      The parties agree to elect that no tax be payable pursuant to the GST Legislation with respect to the sale under this Agreement. The Purchaser will file an election pursuant to the GST Legislation, made jointly by the parties, in compliance with the requirements of the GST Legislation.
                      The Purchaser covenants and agrees that it will on or prior to Closing provide the Vendor with a certificate of a senior officer of the Purchaser (without personal liability) confirming the registration number relating to the federal government’s goods and services tax under the GST Legislation. The Purchaser further agrees to self-assess and remit the required amount (if any) in accordance with the applicable statutory requirements and in connection with any other GST calculations made by the Purchaser. The Purchaser further agrees to indemnify and save harmless the Vendor from and against such GST together with any penalties and interest thereon which may arise as a result of any failure by the Purchaser to pay such GST as aforesaid. The Purchaser shall deliver on Closing an indemnity with respect to GST liability in form and content satisfactory to the Vendor and the Purchaser, each acting reasonably.

9.5	Assignment
                      No party may assign its rights or benefits under this Agreement without the prior written consent of the other party.

9.6	Notices
                      Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid mail, by facsimile or other means of electronic communication or by hand-delivery to such address as the party may from time to time specify. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee.

9.7	Time of Essence
                      Time is of the essence of this Agreement.

9.8	Further Assurances
                      Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

9.9	Counterparts
                      This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.
[NEXT PAGE IS SIGNATURE PAGE]

     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

GREAT LAKES POWER LIMITED

by:

Name: Patricia Bood
Title: Secretary

GREAT LAKES POWER TRANSMISSION LP, by its general partner, GREAT LAKES POWER TRANSMISSION INC.

by:

Name: Patricia Bood
Title: Secretary

SCHEDULE 1.1.21
LANDS
THIRD LINE SUBSTATION (TARENTORUS 19)
PIN 31563-0092(LT) - Lot 66, Registrar’s Compiled Plan H739, Tarentorus Section 19, Sault Ste. Marie.
FOURTH LINE PROPERTY
PIN 31564-0058(LT) - Part of Lot 38, Registrar’s Compiled Plan H741, Tarentorus Section 18, as in T220780 (Schedule A 14thly), Sault Ste. Marie.
FIFTH LINE PROPERTY (TARENTORUS 18)
PIN 31564-0101(LT) - Lot 54, Registrar’s Compiled Plan H741, Tarentorus Section 18, together with T220780, Sault Ste. Marie.
TARENTORUS — SECTION 21
PIN 31506-0125(LT) - Parcel 3329, Algoma West Section, being Part of Section 21, Tarentorus, as in LT29593 amended by LT32324, except LT30035 and Lots 1, 4 and 6, Expropriation Plan M-258, subject to LT40165 and LT70999, Sault Ste. Marie.
PIN 31506-0126(LT) - Parcel 3385, Algoma West Section, being Part of Section 21, Tarentorus, as in LT30035, except Lot 2, Expropriation Plan M-258, Sault Ste. Marie.
PENNEFATHER
PIN 31350-0100(LT) - Part of Section 24, Township of Pennefather as in T220780.
FENWICK
PIN 31346-0082(LT) - Lot 21, Registrar’s Compiled Plan H-812, subject to RB640 and T-15805, District of Algoma.
TILLEY
PIN 31302-0339(LT) - Part of Section 36 Tilley, designated as Part 1 on Plan 1R-3450, subject to BC97, District of Algoma
D.A. WATSON TRANSMISSION STATION HIGH FALLS SUBSTATION
PIN 31176-0002(LT) - Parcel 423, Algoma Central Railway Lands, Township of Naveau, designated as Parts 1, 2 and 3, Plan 1R-9587 except an area of land containing 11 acres more or less being a right-of-way for power transmission line of the Great Lakes Power Company; subject to LT68364, LT26454 and LT113588, Michipicoten.
GARTSHORE TRANSMISSION STATION
PIN 31231-0019(LT) - Surface rights only, all of location CL 13852, designated as Part 1, Plan 1R-11005, Township of Peever, District of Algoma as in Crown Patent AL18166.
ECHO RIVER TRANSMISSION STATION
PIN 31473-0101(LT) - Part of Lots 24 and 37, RCP H766, as in T266124 and Parts 1 and 2, Plan 1R-5849, Macdonald, Meredith, Aberdeen Additional.

SCHEDULE 4.1.5
LITIGATION AND OTHER PROCEEDINGS
A claim between Comstock Canada Ltd. versus the Vendor in the Ontario Superior Court of Justice bearing Court File No. 06-CV-310517, arising out of a contract between the Vendor and Comstock Canada Ltd. dated February 25, 2004, with respect to the Anjigami and Sault 230 kV Line Reconstruction.
Numerous property tax reassessment applications or disputes initiated by the Vendor in respect of real property taxes affecting the Purchased Assets, as disclosed to the Purchaser